
November 14, 2014

Via E-mail
Mr. William J. Chase
Executive Vice President and Chief Financial Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064-6400

> **Re: AbbVie Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Form 10-Q for the Quarter Ended September 30, 2014**
> **File No. 001-35565**

Dear Mr. Chase:

We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to Consolidated Financial Statements
Note 15. Quarterly Financial Data, page 98

1. As evidenced from this disclosure and corresponding disclosure in your 2012 Form 10-K your net sales in the fourth quarter of 2011, 2012, and 2013 were significantly higher than the first quarter of the following years. Please address the following:
    - Tell us why your fourth quarter sales are significantly greater than the succeeding first quarter of the next year.
    - To the extent your sales are seasonal tell us your consideration for providing the disclosures required by Item 101(c)(1)(v) of Regulation S-K in your Business section.
    - To the extent you ship more products to distributors during the fourth quarter than is being sold to end customers tell us why recognition of these incremental product shipments as revenue is appropriate and reference for us the authoritative literature you

Mr. William J. Chase
AbbVie Inc.
November 14, 2014
Page 2

rely upon to support your accounting. At a minimum, in your response please address the following:

- o Tell us whether you provide any incentives to your distributors to purchase more products in the fourth quarter. If so, tell us the types of incentives (e.g., extended payment terms, price discounts, longer return privileges, etc.) and how you account for them.
- o Tell us how you monitor the distribution channel to ascertain whether there is too much product in the channel to satisfy normal end customer demand.
- o Provide us with your product return data for returns authorized/received by quarter since the first quarter of 2012. Identify for us the quarter of original sale of the products returned.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Condensed Consolidated Statements of Comprehensive Income

2. The $647 million reduction of other comprehensive income in the third quarter of 2014 related to foreign currency translation adjustment is at least three times the movement recorded in 2012, 2013 and the first six months of 2014. Please tell us why your foreign currency translation adjustments decreased so much during the latest quarter and your consideration for providing disclosures to explain this significant movement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Christine Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant